CI Fund Management 082-04994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2010 SEP 14 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $194 million for July

TORONTO (August 3, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $815 million and net sales of $194 million for the month of July. Assets under management at July 31, 2010 were $67.1 billion, an increase of 3.8% over the month.

Net sales consisted of $197 million in net sales of long-term funds and $3 million in net redemptions in money market funds. For the year-to-date, CI had gross retail sales of $6.2 billion and net sales of $1.2 billion.

Total fee-earning assets at July 31, 2010 were $88.8 billion, representing an increase of $3.1 billion or 3.6% for the month. Assets under management consisted of retail investment funds at CI Investments Inc. of $63.6 billion and institutional assets of $3.5 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.0 billion, and other fee-earning assets of $624 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

Jlw 9/15

CI Financial **News Release**

CI FINANCIAL CORP. July 31, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$751	$554	$197
Short-term funds	$64	$67	-$3
TOTAL RETAIL FUNDS	$815	$621	$194

FEE-EARNING ASSETS	June 30/10 (millions)	July 31/10 (millions)	% Change
Retail assets under management	$61,263	$63,589	3.8%
Institutional managed assets	3,370	3,500	3.9%
TOTAL assets under management	$64,633	$67,089	3.8%
Assante assets under administration*	20,424	21,046	3.0%
CI other fee-earning assets	631	624	-1.1%
TOTAL FEE-EARNING ASSETS	$85,688	$88,759	3.6%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	June 30/10 (millions)	July 31/10 (millions)	% Change
Monthly average retail assets	$62,498	$62,537	0.1%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	June 30/10 (millions)	July 31/10 (millions)	% Change
Quarterly average retail assets	$63,515	$62,537	-1.5%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$63,089	13.8%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	287,893,633	Debt Outstanding	$671
QTD weighted avg. shares	287,959,051	Cash and marketable securities	(69)
Yield at $19.44	4.0%	Net debt outstanding	$602
In-the-money options	4,615,071		
Percentage of all options	68%	Terminal redemption value of funds	$801
All options % of shares	2.4%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	24%	Other	4%
Europe	9%	Cash	8%



News Release

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
William T. Holland
Chief Executive Officer
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (August 5, 2010) – CI Financial Corp. ("CI") will release its financial results for the second quarter of fiscal 2010 on Tuesday, August 10, 2010. The results will be issued on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialling (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 7 p.m. that day until August 24, 2010 at (416) 849-0833 or 1-800-642-1687 (passcode: 90274389). The webcast will be archived at www.ci.com/q2.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $88.8 billion in fee-earning assets at July 31, 2010. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:

Investor Relations
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending August 31, 2010

Toronto, August 5, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending August 31, 2010 of $0.04167 per Priority Equity Share payable on August 31, 2010 to unitholders of record as at August 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\2010\August\rel-cxc.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports second quarter results: Earnings per share up 72%

TORONTO (August 10, 2010) – CI Financial Corp. ("CI") today released unaudited financial results for the quarter ended June 30, 2010.

HIGHLIGHTS	Quarter ended June 30, 2010 ($;millions except per share amounts)	Quarter ended March 31, 2010 ($;millions except per share amounts)	% change	Quarter ended June 30, 2009 ($;millions except per share amounts)	% change
Average Retail Assets Under Management	63,515	62,849	1	53,727	18
Net Income	89.0	74.9	19	52.9	68
Earnings Per Share	0.31	0.26	19	0.18	72
EBITDA[1]	172.6	156.2	10	126.8	36
EBITDA[1] Per Share	0.60	0.54	11	0.43	40
Pre-Tax Operating Earnings[1]	151.0	146.2	3	122.7	23
Pre-Tax Operating Earnings Per Share[1]	0.52	0.50	4	0.42	24
Long-Term Debt	667.7	654.6	2	871.5	(23)

[1] Pre-Tax Operating Earnings and EBITDA (Earnings before interest, taxes, depreciation and amortization) are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, and equity-based compensation expense. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

Fee-earning assets at June 30, 2010 were $85.7 billion, up 7% from $80.2 billion at June 30, 2009. This increase was attributable to positive fund performance of $3.9 billion and positive net sales of $1.6 billion. Fee-earning assets were comprised of $60.9 billion in investment funds and pools at CI Investments Inc., $374 million in structured products, $3.4 billion in institutional managed assets, $20.4 billion in dealer assets under administration at Assante Wealth Management (Canada) Ltd., and $631 million in other fee-earning assets.

For the quarter ended June 30, 2010, average retail assets were $63.5 billion, an increase of 18% from the second quarter of 2009 and an increase of 1% over the previous quarter. Gross sales and net sales of funds for the quarter ended June 30, 2010 were $2.5 billion and $310 million, respectively. At July 31, 2010, CI's retail assets under management totalled $63.6 billion, a gain of $8.2 billion or 15% over the average level of assets for 2009. For the year-to-date to July 31 2010, CI's gross sales totalled $6.2 billion and net sales totalled $1.2 billion.

CI reported earnings per share from continuing operations of $0.31 for the quarter, up 72% from the second quarter of 2009 and up 19% from the first quarter of 2010. Pre-tax operating earnings were $151.0 million in the quarter ended June 30, 2010, an increase of 23% from the same quarter one year ago and 3% from the first quarter of 2010.

For the quarter ended June 30, 2010, CI reported EBITDA per share from continuing operations of $0.60, a 40% increase from the second quarter of 2009 and an 11% increase from the prior quarter.

Selling, general and administrative ("SG&A") expenses from continuing operations, (adjusted to eliminate a $7.9 million equity based compensation recovery), for the quarter were 0.40% of average retail assets under management. This compares to 0.45% in the second quarter of 2009 and 0.42% in the prior quarter, as CI continued to focus on operational efficiency. As a result, CI's overall operating margin increased relative to the second quarter of 2009 and was flat compared to the first quarter 2010.

EBITDA as a percentage of revenues increased to 51% in the second quarter of 2010 from 43% in the second quarter of 2009 and 46% in the first quarter 2010. Pre-tax income as a percentage of revenues climbed to 36% in the quarter, compared to 27% in the same quarter one year ago and 32% in the first quarter of 2010.

During the quarter, CI generated $84.1 million in free cash, of which $53.7 million was paid out in dividends. CI also repurchased 3.2 million common shares under its normal course issuer bid at a cost of $62.7 million. At June 30, 2010, CI had long-term debt of $667.7 million, up $13.1 million from the previous quarter but down $203.8 million from the same quarter a year ago.

The Board of Directors declared monthly cash dividends of $0.065 per common share payable on each of September 15, 2010, October 15, 2010 and November 15, 2010 to shareholders of record on August 31, 2010, September 30, 2010 and October 31, 2010, respectively. The monthly dividend rate of $0.065 per share represents a yield of 4.0% on CI's closing share price of $19.44 per common share on July 31, 2010.

As of July 31, 2010, CI had 287,893,633 shares outstanding.



News Release

For detailed financial statements for the quarter ended June 30, 2010, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4 p.m. Eastern time to discuss CI's second quarter results. The webcast will include a slide presentation and be available at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialling (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 7 p.m. that day until August 24, 2010 at (416)849-0833 or 1-800-642-1687 (passcode: 90274389). The webcast will be archived at www.ci.com/q2.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces key management appointments

TORONTO (August 25, 2010) – CI Financial Corp. ("CI") today announced key management appointments that reflect the strength and development of the executive team.

Effective September 1, 2010, William T. Holland will transition from his position as Chief Executive Officer to the role of full-time Executive Chairman of CI. As Executive Chairman, Mr. Holland will devote his energies to important strategic initiatives and pursuing a growth mandate. Mr. Holland has been with CI since 1989, serving in progressively senior positions, including Senior Vice-President, Sales and Marketing, and Executive Vice-President and Chief Operating Officer, before being appointed President and Chief Executive Officer in 1999. In May 2005, Mr. Holland relinquished the responsibilities of President to Stephen A. MacPhail.

In what is a natural evolution for CI, Mr. MacPhail will become Chief Executive Officer in addition to President. Mr. MacPhail joined CI in 1994 as Chief Financial Officer, shortly after the company went public. Mr. MacPhail assumed the additional responsibilities of Chief Operating Officer in November 1999, before being named President in 2005.

"Steve and I have worked closely together for over 15 years with an extraordinary team of talented executives," Mr. Holland said. "We will continue to work together to ensure that CI achieves further success and growth and takes full advantage of the emerging opportunities in our industry. This transition has been under consideration for a number of months and I view it as an alignment of titles, since Steve and I have essentially been performing these roles for some time. I take great pride in the company that we have built and look forward to the opportunity to focus on strategic initiatives."

"It is an honour to be appointed Chief Executive Officer of CI," Mr. MacPhail said. "I am proud of what the CI team has accomplished and I am excited by the prospect of continued growth. These changes position CI for the continued development of its next generation of leaders."

CI also announced that Mr. MacPhail and Peter W. Anderson, Executive Vice-President of CI and a member of the company's senior executive team since 1997, have been appointed to the Board of Directors at a meeting of the Board held today. The Board has been increased from seven to nine members, with a majority of members independent of management.

"CI has been fortunate to have had such continuity in management," said Ronald D. Besse, Lead Director and Chair of the Governance Committee of the Board of Directors. "Bill, Steve and Peter have been a strong team and we see this as an obvious next step and part of an orderly transition of roles and responsibilities. The Board is also pleased to invite Steve and Peter to serve as directors. Both gentlemen are well known to the Board and will provide additional industry expertise and seasoned business judgment."



News Release

G. Raymond Chang, who currently serves as non-executive chairman, will continue to serve on CI's Board of Directors. Mr. Chang has been with CI in senior positions for over 25 years, including a number of years as President and Chief Executive Officer.

"We are delighted that CI will continue to benefit from Ray's extensive knowledge of the industry, his financial expertise and his long experience as a successful businessman," said Mr. Besse.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $88.8 billion in fee-earning assets as of July 31, 2010. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

- 30 -

For further information:
William T. Holland
Chief Executive Officer
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending August 31, 2010

Toronto, August 20, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending August 31, 2010 payable on September 15, 2010 to unitholders of record as at August 31, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\2010\August\Skylon Funds\rel-aggregate (aug10).doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: TCZ **FOR IMMEDIATE RELEASE**

TRIDENT PERFORMANCE CORP. II MAKES A NORMAL COURSE ISSUER BID

Toronto, August 30, 2010 – Trident Performance Corp. II (the "Corporation") intends to purchase for cancellation up to 421,339 of its Shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 421,339 Shares represent 10% of the public float of the Corporation being 4,213,392 Shares as at August 23, 2010. The number of issued and outstanding Shares as at August 23, 2010 is 4,213,392. The Corporation has purchased 295,900 Shares during the past 12 months through GMP Securities LP at an average price of $8.370 per Share.

The purchases may commence on September 1, 2010 and will terminate on August 31, 2011, or on such earlier date as the Corporation may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Corporation at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange. The Corporation will not purchase in any given 30-day period, in aggregate, more than 84,268 Shares, being 2% of the issued and outstanding Shares as of the date hereof.

For more information, please contact:

David C. Pauli
Executive Vice-President
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374


CI Financial
Q2

Quarterly Report June 30, 2010


Q2

Table of Contents

Financial Highlights

(in millions of dollars, except per share and share amounts)	As at June 30, 2010	As at March 31, 2010	As at June 30, 2009	% change quarter-over-quarter	% change year-over-year
Retail assets under management	61,263	64,453	56,016	(5)	9
Fee-earning assets	85,688	90,571	80,218	(5)	7
Shares outstanding	288,079,852	291,233,731	292,411,312	(1)	(1)

	For the quarters ended			% change	
(From continuing operations)	June 30, 2010	March 31, 2010	June 30, 2009	quarter-over-quarter	% change year-over-year
Average retail assets under management	63,515	62,849	53,727	1	18
Gross sales of managed funds	2,524	2,864	2,324	(12)	9
Net sales of managed funds	310	690	663	(55)	(53)
Management fees	293.1	288.5	251.0	2	17
Total revenues	338.8	336.0	291.9	1	16
SG&A	56.2	67.9	71.6	(17)	(22)
Trailer fees	85.9	83.9	71.5	2	20
Net income	89.0	74.9	52.9	19	68
Earnings per share	0.31	0.26	0.18	19	72
EBITDA*	172.6	156.2	126.8	10	36
EBITDA* per share	0.60	0.54	0.43	11	40
Dividends per share	0.19	0.18	0.15	6	27
Average shares outstanding	289,662,141	291,518,194	292,452,318	(1)	(1)

	For the six months ended		
(From continuing operations)	June 30, 2010	June 30, 2009	% change
Average retail assets under management	63,183	51,218	23
Gross sales of managed funds	5,388	4,456	21
Net sales of managed funds	999	841	19
Management fees	581.6	480.1	21
Total revenues	674.8	566.3	19
SG&A	124.1	130.9	(5)
Trailer fees	169.9	137.2	24
Net income	163.9	114.0	44
Earnings per share	0.56	0.39	44
EBITDA*	328.8	252.3	30
EBITDA* per share	1.13	0.86	31
Dividends per share	0.37	0.31	19
Average shares outstanding	290,585,040	292,817,619	(1)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is not a standardized earnings measure prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. CI's method of calculating this measure may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.*

Letter to Shareholders

Dear Shareholders,

Following four consecutive quarters of positive performance, the second quarter of 2010 saw financial markets decline resulting in a modest decline in CI's assets. The S&P/TSX Index declined 5.5% during the quarter ended June 30, 2010 and, in Canadian dollar terms, the S&P 500 Index and MSCI World Index declined 7.4% and 8.5%, respectively. The weakness of the Canadian dollar during the quarter mitigated foreign losses as it moved down 4.6% against the U.S. dollar.

Gross sales of $2.5 billion were up 9% from $2.3 billion in the second quarter last year. Net sales of funds were $310 million during the quarter, down from $663 million in the quarter ended June 30, 2009. Last year was a period of subdued redemption levels following the height of the financial crisis and we are now seeing redemptions that are more consistent with historic levels. Even as markets declined during the quarter, average retail assets under management for the second quarter were up 1% from the prior quarter and 18% from the same period last year.

At Assante, dealer revenues were $59 million and $123 million in the three and six months ended June 30, 2010, respectively, up from $53 million and $108 million in the same periods last year. These were driven by higher sales commissions and increased service fee revenues as a result of higher assets under administration.

The improvement in both segments of CI's business from the prior year resulted in CI earning $89 million for the quarter, an increase of 68% from the comparable quarter last year.

In terms of expense control, SG&A expenses (adjusted for equity-based compensation) grew by 6% from the second quarter of 2009, which was less than the 18% increase in average retail assets under management. CI's average management fee rate declined in basis points from the prior year as the mix of business continued to shift slightly toward institutional assets. However, the decrease in SG&A expenses, as a percentage of average retail assets under management, resulted in a small improvement in CI's operating margin.

Outlook

Net sales for July were $194 million, and retail assets under management for the month were up 3.8% from the second quarter's ending assets. This reflected a strong recovery in markets from the latter part of the second quarter as concern over European debt levels eased and economic conditions in Canada continued to improve.

The Board of Directors declared monthly cash dividends of $0.065 per share payable on September 15, October 15 and November 15, 2010 to shareholders of record on August 31, September 30 and October 31, 2010, respectively.

William T. Holland	Stephen A. MacPhail
Chief Executive Officer	President

August 10, 2010



Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated August 3, 2010 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries ("CI") as at June 30, 2010, compared with December 31, 2009, and the results of operations for the quarter ended June 30, 2010, compared with the quarter ended June 30, 2009 and the quarter ended March 31, 2010.

CI was structured as an income trust from June 30, 2006 to December 31, 2008. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009, effected that conversion.

Unless the context otherwise requires, all references to CI are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. together with the entities and subsidiaries controlled by it and its predecessors. All references to "shares" refer collectively to common shares subsequent to December 31, 2008 and to units prior to the conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to payments to unitholders prior to the conversion.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. These two entities amalgamated on January 1, 2010 to continue as CI Investments. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM"). The operations of Blackmont are considered discontinued as at December 31, 2009 and are no longer included in the Asset Administration segment.

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this MD&A, such statements use such words as "may", "will", "expect", "believe", and other similar terms. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" or discussed in other materials filed with applicable securities regulatory authorities from time to time. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For a

more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated February 26, 2010, which is available at www.sedar.com.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

SUMMARY OF QUARTERLY RESULTS

(millions of dollars, except per share amounts)	2010		2009				2008	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
INCOME STATEMENT DATA								
Management fees	293.1	288.5	287.9	273.5	251.0	229.1	243.3	302.7
Administration fees	32.4	35.3	31.3	28.3	27.4	26.6	27.8	30.6
Other revenues	13.3	12.2	14.3	16.9	13.5	18.6	17.9	16.5
Total revenues	338.8	336.0	333.5	318.7	291.9	274.3	289.0	349.8
Selling, general & administrative	56.2	67.9	75.9	73.2	71.6	59.2	61.7	60.5
Trailer fees	85.9	83.9	83.5	79.0	71.5	65.7	70.7	88.1
Investment dealer fees	23.8	25.8	24.2	21.8	20.6	20.1	22.3	24.0
Amortization of deferred sales commissions	42.7	42.0	41.3	40.3	39.5	38.6	37.7	36.5
Interest expense	4.2	4.3	5.9	7.8	6.4	6.5	11.1	10.7
Other expenses	3.3	5.3	7.4	5.9	4.3	6.8	11.9	22.3
Total expenses	216.1	229.2	238.2	228.0	213.9	196.9	215.4	242.1
Income before income taxes	122.7	106.8	95.3	90.7	78.0	77.4	73.6	107.7
Income taxes	33.7	31.9	(20.5)	24.3	25.1	16.3	21.6	(16.1)
Net income (loss) from continuing operations	89.0	74.9	115.8	66.4	52.9	61.1	52.0	123.8
Net income (loss) from discontinued operations	–	–	2.2	(49.0)	(2.3)	(2.3)	1.2	(5.7)
Net income	89.0	74.9	118.0	17.4	50.6	58.8	53.2	118.1
Earnings per share from continuing operations	0.31	0.26	0.40	0.23	0.18	0.21	0.19	0.44
Earnings per share	0.31	0.26	0.40	0.06	0.17	0.20	0.19	0.42
Dividends per share	0.19	0.18	0.17	0.15	0.15	0.16	0.17	0.51

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products and ongoing service to clients.

CI's average retail assets under management for the second quarter of 2010 increased 18% from the second quarter of 2009, reflecting the significant market recovery since early March 2009. CI's revenues have similarly grown from the levels of a year ago. While some expenses, such as trailer fees and investment advisor fees, vary directly with the level of assets under management, most of CI's expenses are fixed in nature. This point is illustrated by the 6% increase in SG&A (excluding equity-based compensation), which is markedly lower than the increase in average assets.

During this period of market recovery, sales of investment funds have increased. CI's gross sales during the first six months of 2010 were up 21% from the same period last year. Redemptions were up the same amount from the comparable period, resulting in a similar increase in net sales.

CI continued to be the third-largest investment fund company in Canada with total assets under management of $64.7 billion at June 30, 2010. CI's market share is approximately 10%.

Fee-Earning Assets and Sales

Total fee-earning assets, which include mutual and segregated funds, structured products, institutional managed assets, AWM assets under administration, and other fee-earning assets were $85.7 billion at June 30, 2010, an increase of 7% from $80.2 billion at June 30, 2009. As shown in the table on the following page, these assets are represented by $60.9 billion in retail managed funds, $0.4 billion in structured products, $3.4 billion in institutional managed assets, $20.4 billion in AWM assets under administration, and $0.6 billion in other fee-earning assets.

FEE-EARNING ASSETS *as at June 30*

(in billions)	2010	2009	% change
Retail managed funds	$60.9	$55.5	10
Structured products	0.4	0.5	(20)
Total retail assets under management	$61.3	$56.0	9
Institutional managed assets	3.4	3.9	(13)
Total assets under management	$64.7	$59.9	8
AWM assets under administration*	20.4	19.5	5
Other fee-earning assets	0.6	0.8	(25)
Total fee-earning assets	$85.7	$80.2	7

*Includes $9.2 billion and $8.7 billion in assets managed by CI Investments and United in 2010 and 2009, respectively.

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in retail assets under management during the first half of each of the past two years is detailed in the table below.

CHANGE IN RETAIL ASSETS UNDER MANAGEMENT

(in billions)	2010	2009
Retail assets under management at January 1	$62.8	$50.8
Gross sales	5.4	4.4
Redemptions	4.4	3.6
Net sales	1.0	0.8
Market performance	(2.5)	4.4
Retail assets under management at June 30	$61.3	$56.0

The table below sets out the levels and changes in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results.

(in billions)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009
Average retail AUM	$63.515	$62.849	$53.727
Change to June 30, 2010		1%	18%
Gross sales	$2.5	$2.9	$2.3
Net sales	$0.3	$0.7	$0.7

The Investment Funds Institute of Canada (IFIC) reported industry net redemptions of mutual funds of $1.9 billion for the three months ended June 30, 2010, down $2.4 billion from net sales of $0.5 billion in the same period for 2009. Total industry assets as reported by IFIC at June 30, 2010 of $591.8 billion were up 8% from $547.1 billion at June 30, 2009. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

For the quarter ended June 30, 2010, CI reported net income from continuing operations of $89.0 million ($0.31 per share) versus $52.9 million ($0.18 per share) for the quarter ended June 30, 2009 and $74.9 million ($0.26 per share) for the quarter ended March 31, 2010. Including discontinued operations, CI reported net income of $50.6 million ($0.17 per share) in the second quarter of last year.

In the second quarter of 2009, CI recorded income tax expenses of $25.1 million. For the second quarter of this year, CI recorded $33.7 million in income tax expenses. It should be noted that CI has now utilized all of its tax losses that were generated while CI was an income trust structure. CI's combined federal and provincial statutory corporate tax rate for 2010 is 30.9%.

For the quarter ended June 30, 2010, redemption fee revenue was $7.6 million compared with $7.4 million for the quarter ended June 30, 2009 and $7.5 million for the quarter ended March 31, 2010. The increase from both periods can be attributed to the increase in redemptions.

Amortization of deferred sales commissions and fund contracts increased to $43.8 million in the second quarter of 2010 from $40.7 million in the second quarter of 2009 and $43.1 million in the first quarter of 2010. The increase is a result of higher spending on deferred sales commissions, which are paid to brokers and dealers on the sale of back-end charge mutual funds.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, and equity-based compensation expense.

(in millions, except per share amounts)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Income before income taxes	$122.7	$106.8	$78.0	$229.6	$155.4
Less:					
Redemption fees	7.6	7.5	7.4	15.1	16.1
Performance fees	-	–	0.1	-	0.1
Gain (loss) on marketable securities	-	(0.2)	(0.3)	(0.2)	(0.3)
Add:					
Amortization of DSC and fund contracts	43.8	43.1	40.7	86.9	80.5
Equity-based compensation expense	(7.9)	3.6	11.2	(4.4)	12.0
Pre-tax operating earnings	$151.0	$146.2	$122.7	$297.2	$232.0
per share	$0.52	$0.50	$0.42	$1.02	$0.79

Interest expense of $4.2 million was recorded for the quarter ended June 30, 2010 compared with $6.4 million for the quarter ended June 30, 2009 and $4.3 million for the quarter ended March 31, 2010. The decrease in interest expense from the prior year period primarily reflects lower average debt levels and lower borrowing costs, as discussed under "Liquidity and Capital Resources." Debt is generally used to fund growth in the company and to repurchase share capital.

CI's pre-tax operating earnings, as set out in the table on the prior page, adjust for the impact of equity-based compensation and gains and losses on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are netted out to remove the impact of financing back-end assets under management.

Pre-tax operating earnings were $151.0 million in the second quarter of 2010, an increase of 23% from the second quarter of 2009 and 3% from the prior quarter. The change from the comparable periods was primarily due to the change in average retail assets under management, which were up 18% and 1% from the second quarter of 2009 and prior quarter, respectively.

As illustrated in the table below, EBITDA for the quarter ended June 30, 2010 was $172.6 million ($0.60 per share) compared with $126.8 million ($0.43 per share) for the quarter ended June 30, 2009 and $156.2 million ($0.54 per share) for the quarter ended March 31, 2010. The 40% year-over-year increase in quarterly EBITDA per share was primarily due to the 18% increase in average retail assets under management as well as the $19.1 million decrease in equity-based compensation expense.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per share amounts)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income from continuing operations	$89.0	$74.9	$52.9	$163.9	$114.0
Add (deduct):					
Interest expense	4.2	4.3	6.4	8.6	12.9
Income tax expense (recovery)	33.7	31.9	25.1	65.6	41.4
Amortization of DSC and fund contracts	43.8	43.1	40.7	86.9	80.5
Amortization of other items	1.9	2.0	1.7	3.8	3.5
EBITDA	$172.6	$156.2	$126.8	$328.8	$252.3
per share	$0.60	$0.54	$0.43	$1.13	$0.86
EBITDA margin (as a % of revenue)	51%	46%	43%	49%	45%

Asset Management Segment

The Asset Management segment is CI's principal business segment and includes the operating results and financial position of CI Investments and United.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in millions)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Management fees	$293.1	$288.5	$251.0	$581.6	$480.1
Other revenue	9.4	8.4	7.4	17.8	18.5
Total revenue	$302.5	$296.9	$258.4	$599.4	$498.6
Selling, general and administrative	43.1	54.8	59.1	97.9	104.8
Trailer fees	89.5	87.4	74.5	176.9	143.2
Amortization of deferred sales commissions and fund contracts	44.3	43.7	41.2	88.1	81.4
Other expenses	1.3	2.6	1.9	3.8	7.2
Total expenses	$178.2	$188.5	$176.7	$366.7	$336.6
Income before taxes and non-segmented items	$124.3	$108.4	$81.7	$232.7	$162.0

Revenues

Revenues from management fees were $293.1 million for the quarter ended June 30, 2010, an increase of 17% from the quarter ended June 30, 2009 and up 2% from $288.5 million for the quarter ended March 31, 2010. The changes were mainly attributable to changes in average retail assets under management, which were up 18% and 1% from the quarters ended June 30, 2009 and March 31, 2010, respectively. The change in average assets from the second quarter of last year reflects the improvement in global equity markets since March 2009. As a percentage of average retail assets under management, management fees were 1.851% for the quarter ended June 30, 2010, compared to 1.874% in the second quarter of last year and 1.862% in the prior quarter.

Average management fee rates decreased from the prior year primarily as a result of a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds, which are for institutional clients with large holdings, have reduced management fees. At June 30, 2010, there were $879.1 million and $9.3 billion in Class F and Class I funds, respectively, totalling 16.7% of retail assets under management. At June 30, 2009, Class F and Class I funds were 14.8% of retail assets under management, with $744.5 million in Class F funds and $7.5 billion in Class I funds.

For the quarter ended June 30, 2010, other revenue was $9.4 million versus $7.4 million and $8.4 million for the quarters ended June 30, 2009 and March 31, 2010, respectively. The largest component of other revenue is redemption fees. Redemption fees were $7.6 million for the quarter ended June 30, 2010 compared with

$7.4 million and $7.5 million for the quarters ended June 30, 2009 and March 31, 2010, respectively. Also included in other revenue is equity income which was $1.8 million, $1.5 million and $1.5 million for the quarters ended June 30, 2010, June 30, 2009 and March 31, 2010, respectively.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $43.1 million for the quarter ended June 30, 2010, a decrease from $59.1 million for the second quarter in 2009 and $54.8 million for the quarter ended March 31, 2010. Included in SG&A are expenses relating to CI's equity-based compensation plan. The quarter ended June 30, 2010 included an equity-based compensation recovery of $7.9 million compared with an expense of $11.2 million in the quarter ended June 30, 2009. The quarter ended March 31, 2010 had an equity-based compensation expense of $3.6 million.

Based on the price per CI share of $22.00 at December 31, 2009, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $33.9 million. Based on the price per CI share of $17.80 at June 30, 2010 and the options that vested during the year, the equity-based compensation liability decreased to $16.6 million. Equity-based compensation expense is a volatile component of compensation that is tied to the performance of CI's share price, and so the financial results presented hereinafter exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses, net of the amount related to equity-based compensation ("net SG&A"), were $51.0 million for the quarter ended June 30, 2010, up from $47.9 million for the comparable quarter in 2009 and down from $51.2 million for the prior quarter.

As a percentage of average retail assets under management, net SG&A expenses were 0.322% for the quarter ended June 30, 2010, down significantly from 0.357% for the quarter ended June 30, 2009 and down from 0.331% for the quarter ended March 31, 2010.

Trailer fees were $89.5 million for the quarter ended June 30, 2010 compared with $74.5 million for the quarter ended June 30, 2009 and $87.4 million for the quarter ended March 31, 2010. Net of inter-segment amounts, this

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Management fees	1.851	1.862	1.874	1.856	1.890
Less:					
Trailer fees	0.543	0.542	0.534	0.542	0.540
Net SG&A expenses	0.322	0.331	0.357	0.326	0.365
Operating profit margin	0.986	0.989	0.983	0.988	0.985

expense was $85.9 million for the quarter ended June 30, 2010 versus $71.5 million for the second quarter of 2009 and $83.9 million for the first quarter of 2010. As a percentage of average retail assets under management, trailer fees were 0.543% in the second quarter of 2010, up from 0.534% in the comparable quarter of 2009 and 0.542% in the prior quarter.

Amortization of deferred sales commissions and fund contracts was $44.3 million for the quarter ended June 30, 2010, up from $41.2 million in the same quarter last year and $43.7 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the past several years.

Other expenses were $1.3 million for the quarter ended June 30, 2010 compared to $1.9 million in the quarter ended June 30, 2009 and $2.6 million in the prior quarter. Included in other expenses are distribution fees to limited partnerships and capital taxes.

Income before income taxes and interest expense for CI's principal segment was $124.3 million for the quarter ended June 30, 2010 compared with $81.7 million in the same period last year and $108.4 million in the previous quarter. The increase from the comparable quarter last year is primarily due to the increase in average retail assets under management as well as the decrease in SG&A expenses.

As shown in the table on the prior page, for the quarter ended June 30, 2010, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 0.986%, up from 0.983% for the quarter ended June 30, 2009 and down from 0.989% for the prior quarter. The increase from the prior year is a result of lower net SG&A expenses.

Generally, as a result of increasing competition and changes in distribution channels, CI's margins have been in a gradual downward trend. A higher proportion of Class I funds, which charge lower average management fee rates are being sold relative to Class A funds. In addition, in recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fee rates. Historically, CI has been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries. The operations of Blackmont are considered discontinued as at December 31, 2009 and are no longer included in the Asset Administration segment. Comparative prior quarter results have been adjusted to eliminate the discontinued operations of Blackmont.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Administration fees	$55.1	$60.2	$46.9	$115.3	$94.4
Other revenue	3.9	3.8	6.0	7.7	13.6
Total revenue	$59.0	$64.0	$52.9	$123.0	$108.0
Selling, general and administrative	13.1	13.1	12.5	26.2	26.1
Investment dealer fees	42.0	45.8	36.2	87.7	73.0
Amortization of fund contracts	0.4	0.4	0.4	0.8	0.8
Other expenses	0.8	1.4	1.1	2.3	1.5
Total expenses	$56.3	$60.7	$50.2	$117.0	$101.4
Income before taxes and non-segmented items	$2.7	$3.3	$2.7	$6.0	$6.6

Revenues

Administration fees are earned on assets under administration in the AWM business and from the administration of third-party business. These fees were $55.1 million for the quarter ended June 30, 2010, an increase of 17% from $46.9 million for the same period last year and a decrease of 8% from the prior quarter. Net of inter-segment amounts, administration fee revenue was $32.4 million for the quarter ended June 30, 2010, up from $27.4 million for the quarter ended June 30, 2009 and down from $35.3 million in the previous quarter. The increase from the prior year was mainly attributable to the improvement in assets under administration over the year. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended June 30, 2010	Quarter ended March 31, 2010	Quarter ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Administration fees	$55.1	$60.2	$46.9	$115.3	$94.4
Less:					
Investment dealer fees	42.0	45.8	36.2	87.7	73.0
	$13.1	$14.4	$10.7	$27.6	$21.4
Dealer gross margin	23.8%	23.9%	22.8%	23.9%	22.7%

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, and foreign exchange gains and losses. For the quarter ended June 30, 2010, other revenues were $3.9 million, decreasing from $6.0 million for the second quarter of last year and increasing from $3.8 million in the first quarter of 2010.

Expenses

Investment dealer fees were $42.0 million for the quarter ended June 30, 2010, compared to $36.2 million for the second quarter last year and $45.8 million for the quarter ended March 31, 2010.

As detailed in the table on the prior page, dealer gross margin was $13.1 million or 23.8% of administration fee revenue for the quarter ended June 30, 2010 compared to $10.7 million or 22.8% for the second quarter of 2009 and $14.4 million or 23.9% for the previous quarter. The increase in year-over-year gross margin is a result of higher administration fee revenue.

Selling, general and administrative ("SG&A") expenses for the segment were $13.1 million for the quarter ended June 30, 2010 compared to $12.5 million in the second quarter last year and $13.1 million in the first quarter of 2010.

The Asset Administration segment had income before income taxes and non-segmented items of $2.7 million for the quarter ended June 30, 2010, unchanged from $2.7 million for the second quarter in 2009 and down from $3.3 million for the prior quarter. The decrease from the prior period is due primarily to lower sales commission revenue.

Liquidity and Capital Resources

The balance sheet for CI at June 30, 2010 reflects total assets of $2.951 billion, a decrease of $55.1 million from $3.006 billion at December 31, 2009. This change can be attributed to a decrease in current assets of $55.3 million and an increase in long-term assets of $0.2 million. CI's cash and cash equivalents decreased by $27.8 million in the six months ended June 30, 2010.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $251.3 million for the six months ended June 30, 2010. Excluding the change in working capital, cash flow from operations was $243.8 million. During the six-month period, CI paid $106.3 million in dividends.

As CI converted back to a corporate structure on January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce sufficient cash to meet its obligations and pay down debt.

CI received proceeds of $1.0 million from the disposition of marketable securities during the first six months of 2010, resulting in a loss of $0.2 million. The fair value of marketable securities at June 30, 2010 was $5.0 million. Marketable securities are comprised of seed capital investments in its funds and can include other strategic investments.

Accounts receivable and prepaid expenses decreased to $68.5 million at June 30, 2010 from $92.7 million at December 31, 2009. The decrease in accounts receivable and prepaid expenses relates to earlier receipt at month-end for management fees, which were previously received after month-end.

During the six months ended June 30, 2010, long-term assets increased primarily as a result of the $6.8 million increase in deferred sales commissions. This increase relates to the relatively high amount of back-end fund sales during the RSP season.

Total liabilities decreased by $31.3 million during the six-month period ended June 30, 2010. The primary contributors to this change were the $28.3 million decrease in CI's accounts payable and the $20.7 million exchange of preferred shares for cash. This is offset by the $28.9 million increase in current income taxes payable due to an income tax accrual, as CI no longer has any tax losses from its income trust structure to shelter its income. Furthermore, future income taxes payable increased by $6.4 million, which is mainly the result of the increase in deferred sales commissions and the utilization of carry forward tax losses during the six-month period. The equity-based compensation liability decreased by $17.3 million due to the reduction in CI's share price as well as the exercise of vested options during the period.

CI paid down $8.8 million of debt in the first six months of 2010. At June 30, 2010, CI had $667.7 million of debt outstanding at an average rate of 2.24%, comprised of $547.7 million in debentures issued on December 16, 2009 and $120.0 million drawn against its credit facility in the form of bankers' acceptances and a prime rate loan. This compares to total debt of $676.5 million at December 31, 2009 at an average rate of 1.88%. Net of cash and marketable securities, debt was $618.5 million at June 30, 2010, versus $597.9 million at December 31, 2009.

Principal repayments on CI's credit facility are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning December 31, 2010 should the bank not renew the facility. The limit on the facility at June 30, 2010 was $150 million. On August 9, 2010, CI's revolving credit facility was amended to increase the amount that may be borrowed to $250 million.

CI's current ratio of debt to EBITDA (adjusted for equity-based compensation) is 1:1. CI has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of excess cash flow generated will pay down debt and the ratio of debt to EBITDA will trend lower. CI is within its financial covenants with respect to its credit facility, which requires that the debt to EBITDA ratio remain below 2.5:1, and assets under management not fall below $35 billion calculated based on a rolling 30-day average.

CI's main uses of capital are the financing of deferred sales commissions, the payment of dividends on its shares, the funding of capital expenditures and the repurchase of shares through its normal course issuer bid program.

CI paid sales commissions of $91.5 million in the six-month period ended June 30, 2010. This compares to $79.6 million in the six-month period ended June 30, 2009. The amount of deferred sales commissions incurred in the first six months of the year relates to back-end load fund sales of approximately $320 million per month.

During the six months ended June 30, 2010, CI incurred capital expenditures of $3.0 million, primarily for computer hardware and software. While CI delayed certain capital expenditures in 2009, key initiatives are continuing and future capital expenditures should approximate the levels of prior years.

Shareholders' equity decreased by $23.8 million in the six months ended June 30, 2010. During the same period, CI repurchased shares under its normal course issuer bid at a cost of $79.1 million. CI declared dividends of $108.6 million ($106.3 million paid), which was less than net income for the six months ended June 30, 2010 by $55.3 million. CI's current dividend payments are $0.065 per share per month, or approximately $225 million per fiscal year.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in prices and volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI's dividends.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of market risk within CI's assets under management is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At June 30, 2010, approximately 19% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 25 basis point change in interest rates would cause a change of $0.4 million in annual pre-tax earnings in the Asset Management segment.

At June 30, 2010, about 77% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, at the same time, approximately 10% of CI's assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $7.9 million in the Asset Management segment's annual pre-tax earnings.

About 70% of CI's assets under management were held in equity securities at June 30, 2010, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of $53.4 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for administered assets is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates less than 5% of the total income before non-segmented items (this segment had income of $2.7 million before income taxes and non-segmented items for the quarter ended June 30, 2010). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default

on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favorable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Current Financial Conditions

Financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of CI to obtain loans and make other arrangements on terms favourable to CI. While these unprecedented levels of volatility and market turmoil appear to have stabilized, CI's financial results could be materially impacted by any reversal in this stability.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Dependence on Senior Management

The success of CI and its strategic focus is dependent to a significant degree upon the contributions of senior management, including William T. Holland, Chief Executive Officer. The loss of any of these individuals, or an

inability to attract, retain and motivate sufficient numbers of qualified senior management personnel on the part of CI, could adversely affect CI's business. CI has not purchased any "key man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants have resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing or market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to redemptions and diminished sales for participants in the Canadian wealth management industry.

Changes in Tax Laws

The introduction of a Harmonized Sales Tax (HST) to combine the Goods and Services Tax (GST) and Provincial Sales Tax (PST) into a single sales tax, effectively subjects investment fund management fees to provincial taxation for the first time. Increased taxation of investment fund management fees could result in changes to current

fee structures or negatively impact the ability of investment funds, including CI, to retain investors. This could adversely impact the competitiveness of the investment fund industry as compared to other products or services that are not subject to GST and will not be subject to HST.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of CI. There can be no assurances that CI's systems will operate or that CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to pay dividends or make other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to shareholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of dividends by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Dividends

Although CI intends to distribute some portion of the income it earns, there can be no assurance regarding the amount of cash dividends distributed upstream from its subsidiaries. The actual amount of dividends paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Dividends are not guaranteed and will fluctuate with the performance of the business.

Share Price Risk

Share price risk arises from the potential adverse impact on CI's earnings due to movements in CI's share price. CI's equity-based compensation liability is directly affected by fluctuations in CI's share price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's share price and purchasing CI shares at optimal times on the open market for the trust created solely for the purposes of holding CI shares for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI shares and the resulting fluctuations in its equity-based compensation. The effect of a $1.00 change in CI's share price at June 30, 2010 would have resulted in a change of approximately $3.2 million in equity-based compensation.

Commitment of Financial Advisors and Other Key Personnel

The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of AWM have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client's trust in the individual financial advisor. The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of AWM, and, in turn, CI. Although AWM uses or has used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with AWM.

The success of CI is also dependent upon, among other things, the skills and expertise of its human resources including the management and investment personnel and its personnel with skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These individuals play an important role in developing, implementing, operating, managing and distributing CI's products and services. Accordingly, the recruitment of competent personnel, continuous training and transfer of knowledge are key activities that are essential to CI's performance. In addition, the growth in total assets under management in the industry and the reliance on investment performance to sell financial products have increased the demand for experienced and high-performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. CI believes that it has the resources necessary for the operation of CI's business. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could adversely affect CI's business.

Capital Requirements

Certain subsidiaries of CI are subject to minimum regulatory capital requirements. This may require CI to keep sufficient cash and other liquid assets on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may subject it to fines, suspension or revocation of registration by the relevant securities regulator. A significant operating loss by a registrant subsidiary or an unusually large charge against regulatory capital could adversely affect the ability of CI to expand or even maintain its present level of business, which could have a material adverse effect on CI's business, results of operations, financial condition and prospects.

Risks Specific to the Common Shares

Unpredictability and Volatility of Market Price

Shares of a publicly traded company do not necessarily trade at values determined by reference to the underlying value of the business. The prices at which the common shares of the Corporation will trade cannot be predicted. The market price of CI's common shares could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors. The market price for the common shares may be adversely affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of CI.

Dilution

Pursuant to its articles of incorporation, as amended, the Corporation is authorized to issue an unlimited number of common shares for the consideration and on those terms and conditions as are established by the Directors without the approval of any shareholders. Any further issuance of common shares may dilute the interests of existing shareholders.

Changes in Legislation and Administrative Policy

There can be no assurance that certain laws applicable to CI and its subsidiaries, including income tax laws, will not be changed in a manner that could adversely affect the value of CI. In addition, there can be no assurance that the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects the holders of common shares. CI may also be affected by changes in regulatory requirements, or other taxes in Canada or foreign jurisdictions. Such changes could, depending on their nature, benefit or adversely affect CI.

Risk Specific to the Debentures

Changes in Creditworthiness

This is no assurance that the creditworthiness of CI or that any credit rating assigned to the debentures will remain in effect for any given period of time or that the rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market price or value and the liquidity of the debentures.

Market Value Risk

Prevailing interest rates will affect the market value of the debentures. The price or market value of the debentures will decline as prevailing interest rates for comparable securities rise. CI may choose to redeem debentures from time to time, in accordance with its rights, including when prevailing interest rates are lower than the yield borne by the debentures. If prevailing rates are lower at the time of redemption, a holder may not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the debentures being redeemed.

Liquidity Risk

The debentures constitute a new issue of securities with no established trading market. In addition, the debentures are not listed on any exchange. As a result, the trading market for the debentures may not be active or liquid. There can be no assurance that an active market for the debentures will develop or be sustained or that holders of the debentures will be able to sell their debentures at any particular price or at all.

Ranking of the Debentures

The debentures are unsecured obligations of CI and certain of its subsidiaries and are not secured by any of their assets. Therefore, holders of secured indebtedness of CI or of its subsidiaries will have a claim on the assets securing such indebtedness that ranks in priority to the claims of holders of the debentures and will have a claim that ranks

equally with the claims of holders of debentures to the extent that such security is insufficient to satisfy the secured indebtedness. Furthermore, although covenants given by CI or its subsidiaries in certain agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

Information Regarding Guarantors

The payment of the principal, interest and premium, if any, on the debentures is unconditionally guaranteed by CI Investments [the "Guarantor"], a wholly-owned subsidiary of CI, and may be guaranteed by certain other subsidiaries of CI.

The following tables provide unaudited consolidated financial information for CI and its Guarantor and non-guarantor subsidiaries for the periods identified below, presented with a separate column for: (i) CI; (ii) CI Investments, being the current Guarantor Subsidiary (iii) the non-guarantor subsidiaries of CI on a combined basis [the "Other Subsidiaries"); (iv) consolidating adjustments; and (v) the total consolidated amounts.

STATEMENT OF INCOME DATA FOR THE SIX MONTHS ENDED JUNE 30, 2010

	CI		Guarantor Subsidiary		Other Subsidiaries		Consolidating Adjustments		Total Consolidated Amounts	
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	–	–	599.4	498.6	123.0	108.0	(47.6)	(40.3)	674.8	566.3
Income from continuing operations	(8.3)	(12.7)	170.8	122.0	2.2	4.8	(0.8)	(0.1)	163.9	114.0
Net income	(8.3)	(12.7)	170.8	122.0	2.2	0.2	(0.8)	(0.1)	163.9	109.4

STATEMENT OF INCOME DATA FOR THE THREE MONTHS ENDED JUNE 30, 2010

	CI		Guarantor Subsidiary		Other Subsidiaries		Consolidating Adjustments		Total Consolidated Amounts	
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	–	–	302.5	258.4	59.0	53.0	(22.7)	(19.5)	338.8	291.9
Income from continuing operations	(3.3)	(6.8)	91.1	58.0	1.6	1.5	(0.4)	0.2	89.0	52.9
Net income	(3.3)	(6.8)	91.1	58.0	1.6	(0.9)	(0.4)	0.3	89.0	50.6

BALANCE SHEET DATA AS AT JUNE 30, 2010 AND DECEMBER 31, 2009

	CI		Guarantor Subsidiary		Other Subsidiaries		Consolidating Adjustments		Total Consolidated Amounts	
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Current assets	485.3	701.3	74.5	121.4	181.4	187.2	(499.9)	(713.3)	241.3	296.6
Non-current assets	1,540.6	1,381.2	2,467.0	2,453.0	46.7	48.8	(1,344.3)	(1,173.2)	2,710.0	2,709.8
Current liabilities	80.1	79.2	596.1	798.6	170.5	175.1	(507.9)	(699.8)	338.7	353.1
Non-current liabilities	644.2	668.0	405.5	394.8	–	–	(23.7)	(20.4)	1,025.5	1,042.4

Related Party Transactions

The Bank of Nova Scotia "Scotiabank" owns approximately 36.3% of the common shares of CI, and is therefore considered a related party. CI has entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions are in the normal course of operations and are recorded at the agreed upon exchange amounts. During the three and six months ended June 30, 2010, CI incurred charges for deferred sales commissions of 0.6 million and $1.5 million, respectively [three and six months ended June 30, 2009 – $0.5 million and $1.2 million, respectively] and trailer fees of $1.7 million and $3.5 million, respectively [three and six months ended June 30, 2009 – $1.4 million and $2.7 million, respectively] which were paid or payable to Scotiabank. The balance payable to Scotiabank as at June 30, 2010 of $0.6 million [December 31, 2009 – $0.6 million] is included in accounts payable and accrued liabilities.

Scotiabank is the provider of and administrative agent for CI's revolving credit facility. As at June 30, 2010, CI had drawn long-term debt of $120.0 million [December 31, 2009 – $129.0 million] in the form of bankers' acceptances. During the three and six months ended June 30, 2010, interest and stamping fees of $1.5 million and $3.3 million, respectively [three and six months ended June 30, 2009 – $6.4 million and $12.7 million, respectively] was recorded as interest expense.

Share Capital

As at June 30, 2010, CI had 288,079,852 shares outstanding.

At June 30, 2010, 6.9 million options to purchase shares were outstanding, of which 1.0 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at June 30, 2010.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Credit facility	$120.0	$22.5	$30.0	$67.5	–	–	–
Debentures	550.0	-	100.0	250.0	–	200.0	–
Operating leases	124.6	12.5	11.2	9.6	8.8	8.1	74.4
Total	$794.6	$35.0	$141.2	$327.1	$8.8	$208.1	$74.4

Significant Accounting Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2009 Annual Report. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and redemptions of investment products as the primary determinants of fair value. CI also uses a valuation approach based on a multiple of assets under administration for the Asset Administration Segment. The multiple used by CI reflects recent transactions and research reports by independent equity research analysts. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do so. The models are most sensitive to current levels of assets under management and administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 20% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Future Accounting Changes

International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB"), confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI has developed a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During 2009, CI completed its assessment of the differences between IFRS and Canadian GAAP. CI has substantially completed its assessment of the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures

and business activities including the impact on debt covenants. Along with this assessment, an implementation plan has been developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. CI is also in the process of documenting the impact of each of the IFRS standards and the alternatives available upon adoption. The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. In 2010, CI will prepare its opening balance sheet and internally report its financial results in accordance with IFRS in preparation for adoption on January 1, 2011.

The key major differences disclosed in the March 31, 2010 MD&A between current accounting policies and those required or expected to be required in preparing IFRS financial statements include IFRS 1 – *First-time Adoption of IFRS*, IFRS 2 – *Share-based Payment*, and IAS 36 – *Impairment of Assets.*

In addition to the aforementioned, CI continues to assess the accounting policy differences and has identified the following during the quarter ended June 30, 2010:

IFRS 1 First-time adoption of IFRS

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. CI is analyzing the various accounting policy choices available and will implement those determined to be most appropriate in CI's circumstance.

The most significant IFRS 1 exemption decisions for CI are as follows:

IFRS 2 – Share-based Payment

At the date of transition, IFRS 2 – *Share-based Payment* must be applied retrospectively. However some relief is provided in IFRS 1 for First Time Adopters. CI may elect to apply IFRS 2 retrospectively to all share-based payment transactions occurring before the date of transition to IFRS; or CI may elect not to apply retrospective treatment to the following:

- Equity instruments granted on or before November 7, 2002;
- Equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS;
- Liabilities arising from share-based payment transactions that were settled before the date of transition to IFRS.

CI has not finalized its transition decision with respect to IFRS 2.

IFRS 3 – Business Combinations

CI may elect, on transition to IFRS, to either restate all past business combinations or to apply a more limited restatement approach. If the limited restatement approach is chosen, specific requirements must be met, such as: maintaining the classification of the acquirer and the acquiree, recognizing or derecognizing certain acquired assets or liabilities as required under IFRS and remeasuring certain assets and liabilities at fair value.

CI expects to apply the business combinations exemption in IFRS 1 to not apply IFRS 3 – *Business Combinations* retrospectively to past business combinations. Accordingly, CI will not restate business combinations that took place prior to the January 1, 2010 transition date or modify the carrying amounts arising on business combinations occurring before the transition date.

IAS 27 – Consolidated and Separate Financial Statements

Currently under Canadian GAAP, there are two models to determine whether entities are to be consolidated: the variable interest model and the voting interest model. Canadian GAAP's definition of control is principally based on governance and does not encompass both governance and benefits. Under IFRS, consolidation is based on control which under IAS 27 – *Consolidated and Separate Financial Statements* is defined as "*the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.*"

The IASB has released Exposure Draft 10 – *Consolidated Financial Statements* ["ED 10"], with the objective of improving the definition of control and replacing the consolidation requirements of IAS 27 and SIC-12 – *Consolidation – Special Purpose Entities* with a single accounting standard. ED 10 proposes to change the definition of control to be: "*A reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.*"

The proposals of ED 10 may change the current practice of assessing control under IAS 27 regarding consolidation by investment managers. CI acts as an agent as the manager of the funds. In assessing control of the funds, the IASB suggests that it is critical to assess whether the fund manager's actions benefit all fund participants equally or whether they benefit the fund manager disproportionately.

CI is closely monitoring the developments of this guidance and is in the process of assessing the impact the adoption of IAS 27 will have on the financial position and results of operations.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

IAS 37 requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. "Probable" in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is "likely", which is a higher threshold than "probable". Therefore, it is possible that there may be some provisions or contingent liabilities which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining

the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low end of the range), and the requirement under IFRS for provisions to be discounted where material.

CI does expect to have an adjustment for IAS 37 in the opening balance sheet at transition to reflect the lower threshold for provisions and contingent liabilities under IFRS.

Financial Instruments

Over the past couple of years Canadian GAAP has substantially converged with the reporting guidelines of IAS 39 – *Financial Instruments: Recognition and Measurement* and IFRS 7 – *Financial Instruments: Disclosures* with respect to the recognition, measurement and disclosure of financial instruments. CI does not expect the transition to IAS 39 and IFRS 7 to have a significant impact on the financial position or results of operations.

In November 2009, the IASB issued IFRS 9 – *Financial Instruments*. The effective date for IFRS 9 is January 1, 2013, however earlier application is permitted. IFRS 9 was developed to simplify the accounting for financial instruments. IFRS 9 reduces the numerous categories of financial asset currently required under IAS 39. In addition, IFRS 9 replaces the numerous impairment methods in IAS 39 with one impairment method. IFRS 9 is the first phase of replacing IAS 39. As part of Phase 2, the IASB has issued an exposure draft Financial Instruments: Amortized Cost and Impairment, which deals with the feasibility of an expected loss model for impairment of financial assets. In Phase 3, the IASB is looking to improve and simplify hedge accounting requirements. CI is currently assessing whether to early adopt on transition phase 1 of IFRS 9.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

At this time, the comprehensive impact of the changeover on CI's future financial position and results of operations is not yet determinable. Management expects to complete this assessment by December 31, 2010.

The effects on information technology, data systems, and internal controls have also been assessed, and CI does not expect that significant modifications will be necessary on conversion based on CI's analysis of current standards to date.

CI continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period.

During 2009, the Audit Committee was provided with quarterly IFRS updates. At these updates, management provided the Audit Committee with a review of the conversion project, including an overview of the project structure and the timeline for IFRS implementation, as well as an overview of the key areas of potential financial reporting impact. The Audit Committee will continue to receive quarterly presentations and project status updates from management.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed or caused the design of the Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures. There has been no material weaknesses identified relating to the design of the ICFR and there has been no changes to CI's internal controls for the quarter ended June 30, 2010 that has materially affected or is reasonably likely to materially affect the internal controls over financial reporting.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.



Financial Statements

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the three-month period ended June 30

[in thousands of dollars, except per share amounts]	2010 $	2009 $
REVENUE		
Management fees	293,145	251,031
Administration fees	32,362	27,424
Redemption fees	7,630	7,431
Loss on sale of marketable securities	—	(289)
Other income *[note 9]*	5,675	6,319
	338,812	291,916
EXPENSES		
Selling, general and administrative	56,158	71,638
Trailer fees *[note 9]*	85,947	71,509
Investment dealer fees	23,755	20,595
Amortization of deferred sales commissions and fund contracts	43,760	40,671
Interest *[notes 3 and 9]*	4,242	6,403
Other	2,210	3,059
	216,072	213,875
Income from continuing operations before income taxes	122,740	78,041
Provision for (recovery of) income taxes		
Current	34,774	721
Future	(1,029)	24,412
	33,745	25,133
Net income from continuing operations for the period	88,995	52,908
Net loss from discontinued operations for the period *[note 2]*	—	(2,299)
Net income for the period	88,995	50,609
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of ($65) [2009 – $352]	(236)	2,089
Reversal of gains to net income on available-for-sale financial assets, net of income taxes of ($22) [2009 – nil]	(130)	—
Total other comprehensive income (loss), net of tax	(366)	2,089
Comprehensive income	88,629	52,698
Basic and diluted earnings per share from continuing operations *[note 5(d)]*	$0.31	$0.18

(see accompanying notes)

Consolidated Statements of Income and Comprehensive Income (unaudited)
for the six-month period ended June 30

[in thousands of dollars, except per share amounts]	2010 $	2009 $
REVENUE		
Management fees	581,616	480,109
Administration fees	67,678	54,071
Redemption fees	15,143	16,128
Loss on sale of marketable securities	(154)	(289)
Other income *[note 9]*	10,536	16,236
	674,819	566,255
EXPENSES		
Selling, general and administrative	124,104	130,879
Trailer fees *[note 9]*	169,887	137,199
Investment dealer fees	49,575	40,646
Amortization of deferred sales commissions and fund contracts	86,905	80,469
Interest *[notes 3 and 9]*	8,588	12,860
Other	6,203	8,771
	445,262	410,824
Income from continuing operations before income taxes	229,557	155,431
Provision for (recovery of) income taxes		
Current	59,319	(6,237)
Future	6,297	47,661
	65,616	41,424
Net income from continuing operations for the period	163,941	114,007
Net loss from discontinued operations for the period *[note 2]*	—	(4,598)
Net income for the period	163,941	109,409
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of ($58) [2009 – $218]	(334)	1,291
Reversal of losses to net income on available-for-sale financial assets, net of income taxes of $17 [2009 – nil]	99	—
Total other comprehensive income (loss), net of tax	(235)	1,291
Comprehensive income	163,706	110,700
Basic and diluted earnings per share from continuing operations *[note 5(d)]*	$0.56	$0.39

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the three-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
OPERATING ACTIVITIES		
Net income from continuing operations for the period	88,995	52,908
Add (deduct) items not involving cash		
Loss on sale of marketable securities	—	289
Equity-based compensation	(12,903)	10,477
Amortization of deferred sales commissions and fund contracts	43,760	40,671
Amortization of other	1,857	1,652
Future income taxes	(1,029)	24,412
	120,680	130,409
Net change in non-cash working capital balances related to continuing operations	31,053	46,168
Cash provided by continuing operating activities	151,733	176,577
Cash used in discontinued operating activities	—	(4,922)
Cash provided by operating activities	151,733	171,655
INVESTING ACTIVITIES		
Additions to capital assets	(2,349)	(38)
Deferred sales commissions paid	(36,561)	(35,505)
Proceeds on sale of other assets	1,727	3,769
Purchase of subsidiary	—	(1,211)
Cash used in investing activities	(37,183)	(32,985)
Cash provided by discontinued investing activities	—	1,900
Cash used in investing activities	(37,183)	(31,085)

(continued)

Consolidated Statements of Cash Flows (unaudited)
for the three-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	13,001	(59,501)
Repurchase of share capital *[note 5(a)]*	(62,749)	(3,098)
Issuance of share capital *[note 5(a)]*	63	—
Dividends paid to shareholders	(53,722)	(76,008)
Cash used in financing activities	(103,407)	(138,607)
Net increase in cash and cash equivalents during the period	11,143	1,963
Cash and cash equivalents, beginning of period	33,138	51,304
Cash and cash equivalents, end of period	44,281	53,267
Cash and cash equivalents, beginning of period includes:		
Cash from continuing operations	33,138	32,274
Cash from discontinued operations	—	19,030
	33,138	51,304
Cash and cash equivalents, end of period includes:		
Cash from continuing operations	44,281	37,260
Cash from discontinued operations	—	16,007
	44,281	53,267
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	3,294	10,403
Income taxes paid	12,779	1,831

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the six-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
OPERATING ACTIVITIES		
Net income from continuing operations for the period	163,941	114,007
Add (deduct) items not involving cash		
Loss on sale of marketable securities	154	289
Equity-based compensation	(17,257)	11,228
Amortization of deferred sales commissions and fund contracts	86,905	80,469
Amortization of other	3,719	3,543
Future income taxes	6,297	47,661
	243,759	257,197
Net change in non-cash working capital balances related to continuing operations	7,526	29,324
Cash provided by continuing operating activities	251,285	286,521
Cash used in discontinued operating activities	—	(32,751)
Cash provided by operating activities	251,285	253,770
INVESTING ACTIVITIES		
Proceeds on sale of marketable securities	1,046	—
Additions to capital assets	(2,986)	(939)
Deferred sales commissions paid	(91,459)	(79,606)
Proceeds on sale of other assets	3,694	16,742
Purchase of subsidiary	—	(1,211)
Cash used in investing activities	(89,705)	(65,014)
Cash provided by discontinued investing activities	—	3,845
Cash used in investing activities	(89,705)	(61,169)

(continued)

Consolidated Statements of Cash Flows (unaudited)
for the six-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
FINANCING ACTIVITIES		
Decrease in long-term debt	(9,075)	(127,901)
Repurchase of share capital [note 5(a)]	(79,142)	(15,506)
Issuance of share capital [note 5(a)]	78	—
Dividends paid to shareholders	(106,280)	(76,008)
Cash used in financing activities	(194,419)	(219,415)
Net decrease in cash and cash equivalents during the period	(32,839)	(26,814)
Cash and cash equivalents, beginning of period	77,120	80,081
Cash and cash equivalents, end of period	44,281	53,267
Cash and cash equivalents, beginning of period includes:		
Cash from continuing operations	72,120	35,168
Cash from discontinued operations	5,000	44,913
	77,120	80,081
Cash and cash equivalents, end of period includes:		
Cash from continuing operations	44,281	37,260
Cash from discontinued operations	—	16,007
	44,281	53,267
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	6,323	15,002
Income taxes paid	30,363	4,154

(see accompanying notes)

Consolidated Balance Sheets (unaudited)

[in thousands of dollars]	As at June 30, 2010 $	As at December 31, 2009 $
ASSETS		
Current		
Cash and cash equivalents	44,281	72,120
Client and trust funds on deposit	115,754	109,004
Marketable securities	4,981	6,460
Accounts receivable and prepaid expenses	68,477	92,711
Future income taxes	7,838	9,644
Assets held for sale *[note 2]*	—	6,670
Total current assets	241,331	296,609
Capital assets, net	17,785	18,238
Deferred sales commissions, net of accumulated amortization of $626,764 [2009 – $590,843] *[note 9]*	588,895	582,127
Fund contracts	1,007,864	1,010,078
Goodwill	1,051,285	1,051,285
Other assets	44,132	47,826
Assets held for sale *[note 2]*	—	268
	2,951,292	3,006,431
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 9]*	109,804	138,140
Dividends payable	37,440	35,096
Client and trust funds payable	114,710	108,004
Income taxes payable	37,639	8,727
Equity-based compensation *[note 5(b)]*	16,620	33,877
Preferred shares issued by subsidiary *[note 4]*	—	20,662
Current portion of long-term debt *[note 3]*	22,500	8,062
Liabilities held for sale *[note 2]*	—	561
Total current liabilities	338,713	353,129
Long-term debt *[note 3]*	645,229	668,462
Future income taxes	380,262	373,905
Total liabilities	1,364,204	1,395,496
Shareholders' equity		
Share capital *[note 5(a)]*	1,986,048	2,008,846
Contributed surplus	7,270	11,445
Deficit	(405,725)	(409,086)
Accumulated other comprehensive loss	(505)	(270)
Total shareholders' equity	1,587,088	1,610,935
	2,951,292	3,006,431

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the three-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
SHARE CAPITAL *[note 5(a)]*		
Balance, beginning of period	2,007,436	2,004,198
Issuance of share capital on exercise of options	63	—
Share repurchase, net of issuance of share capital on vesting of deferred equity units	(21,451)	563
Balance, end of period	1,986,048	2,004,761
CONTRIBUTED SURPLUS *[note 5(c)]*		
Balance, beginning of period	6,557	23,224
Compensation expense for equity-based plans	741	620
Vesting of deferred equity units	(28)	(1,725)
Balance, end of period	7,270	22,119
DEFICIT		
Balance, beginning of period	(397,617)	(424,861)
Net income for the period	88,995	50,609
Cost of shares repurchased in excess of stated value	(40,884)	(1,936)
Dividends declared	(56,219)	(58,298)
Balance, end of period	(405,725)	(434,486)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	(139)	(1,423)
Other comprehensive income (loss)	(366)	2,089
Balance, end of period	(505)	666
Net change in shareholders' equity during the period	(29,149)	(8,078)
Shareholders' equity, beginning of period	1,616,237	1,601,138
Shareholders' equity, end of period	1,587,088	1,593,060

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the six-month period ended June 30

[in thousands of dollars]	2010 $	2009 $
SHARE CAPITAL *[note 5(a)]*		
Balance, beginning of period	2,008,846	1,985,912
Issuance of share capital on exercise of options	78	—
Share repurchase, net of issuance of share capital on vesting of deferred equity units	(22,876)	18,849
Balance, end of period	1,986,048	2,004,761
CONTRIBUTED SURPLUS *[note 5(c)]*		
Balance, beginning of period	11,445	47,587
Compensation expense for equity-based plans	1,438	1,437
Vesting of deferred equity units	(5,613)	(26,905)
Balance, end of period	7,270	22,119
DEFICIT		
Balance, beginning of period	(409,086)	(431,162)
Net income for the period	163,941	109,409
Cost of shares repurchased in excess of stated value	(51,956)	(7,450)
Dividends declared	(108,624)	(105,283)
Balance, end of period	(405,725)	(434,486)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	(270)	(625)
Other comprehensive income (loss)	(235)	1,291
Balance, end of period	(505)	666
Net change in shareholders' equity during the period	(23,847)	(8,652)
Shareholders' equity, beginning of period	1,610,935	1,601,712
Shareholders' equity, end of period	1,587,088	1,593,060

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

June 30, 2010 and 2009

CI Financial Corp. ["CI"] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"], except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. DISCONTINUED OPERATIONS

On October 26, 2009, CI announced that it had reached an agreement to sell the retail brokerage division of Blackmont Capital Inc. ["Blackmont"] for $93.3 million. This transaction closed on December 31, 2009. The capital markets division of Blackmont was spun out into a new wholly owned subsidiary of CI Investments Inc. ["CI Investments"], named CI Capital Markets Inc. ["CI Capital"]. On February 4, 2010, CI sold CI Capital to the employees of this subsidiary. This transaction closed on March 12, 2010. The results of operations of Blackmont and CI Capital have been reported as discontinued operations in the consolidated statements of income and comparative statements and related notes have been reclassified. As at December 31, 2009, assets and liabilities held for sale represents the assets and liabilities of CI Capital after the disposition of Blackmont.

Summarized financial information for the discontinued operations is as follows:

	Three months ended June 30, 2009	Six months ended June 30, 2009
	$	$
Revenue	27,169	54,390
Loss from discontinued operations before income taxes	(2,299)	(4,598)
Basic and diluted loss per share from discontinued operations *[Note 5(d)]*	(0.01)	(0.02)

[in thousands of dollars, except per share amounts]

3. LONG-TERM DEBT

Long-term debt consists of the following:

	June 30, 2010 $	December 31, 2009 $
Credit facility		
Bankers' acceptances	**120,026**	129,025
Debentures		
$100 million, floating rate, due December 16, 2011	**99,688**	99,640
$250 million, 3.30%, due December 17, 2012	**249,055**	248,960
$200 million, 4.19%, due December 16, 2014	**198,960**	198,899
	547,703	547,499
	667,729	676,524

Credit facility

Effective January 1, 2010, CI's revolving credit facility was amended to reduce the amount that may be borrowed to $150,000 [December 31, 2009 – $250,000]. On August 9, 2010, CI's revolving credit facility was amended to increase the amount that may be borrowed to $250,000.

Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate plus 0.50% and the Canadian Deposit Offering Rate plus 0.60%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 1.50%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds plus 0.50% and the federal funds effective rate plus 0.60%, or LIBOR loans which bear interest at LIBOR plus 1.50%.

Debentures

CI entered into interest rate swap agreements with a Canadian Chartered Bank to swap the fixed rate payments on the 2012 Debentures and the 2014 Debentures for floating rate payments. As at June 30, 2010, the fair value of the interest rate swaps was an unrealized gain of $2,316 [December 31, 2009 – loss of $3,680] and is included in long-term debt in the consolidated balance sheets. Interest expense attributable to the Debentures for the six-month period was $5,266.

4. PREFERRED SHARES ISSUED BY SUBSIDIARY

On January 22, 2010, the preferred shareholders sold their interests to CI in exchange for cash of $20,662.

5. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital for the period is as follows:

Common Shares	Number of shares [in thousands]	Stated value $
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Common shares, balance, December 31, 2009	**291,821**	**2,008,846**
Issuance of share capital on vesting of deferred equity units and exercise of share options	186	3,911
Share repurchase	(773)	(5,321)
Common shares, balance, March 31, 2010	**291,234**	**2,007,436**
Issuance of share capital on vesting of deferred equity units and exercise of share options	22	477
Share repurchase	(3,176)	(21,865)
Common shares, balance, June 30, 2010	**288,080**	**1,986,048**

[b] Employee incentive share option plan

The March 2010 federal budget included changes to the tax treatment of options which if enacted may prevent CI from taking a full tax deduction on the cash payment made to employees on the exercise of options. As a result of these federal budget announcements, on March 25, 2010, the Employee Incentive Share Option Plan [the "Share Option Plan"] was amended to permit CI to revoke or amend the employee's cash settlement alternative such that an employee will receive either shares or the cash proceeds from the sale of shares for the "in the money value of the option".

CI accounts for options granted prior to fiscal year 2010 as a liability based on the intrinsic value of outstanding share options at the consolidated balance sheet dates and the proportion of their vesting periods that have elapsed. On the exercise of share options for cash, the liability recorded with respect to the options is reduced for the settlement. If share options for these grants are exercised for shares, the liability recorded with respect to the options and consideration paid by the option holders is credited to share capital.

During the six-month period ended June 30, 2010, CI granted 2,147,538 options to employees. The fair value method of accounting is used for the valuation of the 2010 share option grants. Compensation expense is recognized over the three-year vesting period, assuming a 0.75 per cent forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to share capital. The fair value of the 2010 option grants was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year of Grant	2010	2010	2010
# of option grants *[in thousands]*	1,823	130	194
Vesting terms	1/3 at end of each year following the grant date	100% at the end of 3 years	1/3 at end of each year following the grant date
Dividend yield	4.2%	4.2%	4.7%
Expected volatility	20.0%	20.0%	20.0%
Risk-free interest rate	2.22%	2.38%	2.62%
Expected life [years]	3.5	3.8	3.5
Fair value per stock option	$2.44	$2.39	$2.22
Weighted-average exercise price	$21.27	$21.27	$19.48

A summary of the changes in the Share Option Plan is as follows:

	Number of options [in thousands]	Weighted average exercise price $
Options outstanding, December 31, 2009	**6,394**	**13.11**
Options exercisable, December 31, 2009	**1,067**	**16.52**
Options granted	1,953	21.27
Options exercised	(1,042)	14.43
Options cancelled	(17)	11.68
Options outstanding, March 31, 2010	**7,288**	**15.12**
Options exercisable, March 31, 2010	**1,339**	**13.31**
Options granted	194	19.48
Options exercised	(531)	13.27
Options cancelled	(10)	15.03
Options outstanding, June 30, 2010	**6,941**	**15.38**
Options exercisable, June 30, 2010	**1,039**	**14.14**

Options outstanding and exercisable as at June 30, 2010 are as follows:

Exercise price $	Number of options outstanding [in thousands]	Weighted average remaining contractual life [years]	Number of options exercisable [in thousands]
11.60	3,099	3.7	473
12.57	792	3.4	147
15.59	359	3.8	120
18.10	20	4.0	—
18.15	163	0.1	163
18.20	341	3.9	113
18.94	14	0.5	14
19.48	194	4.9	—
21.27	1,950	4.7	—
23.06	6	0.6	6
23.09	3	1.3	3
11.60 to 23.09	**6,941**	**4.0**	**1,039**

[c] Compensation trust

CI uses a compensation trust to acquire shares on the open market in order to fulfill its obligations under the DEU Plan.

A summary of the changes in the DEU Awards outstanding and the shares repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU Awards [in thousands]
DEU Awards outstanding, December 31, 2009	**494**
Vested	(261)
Cancelled	(2)
DEU Awards outstanding, March 31, 2010	**231**
Vested	(1)
DEU Awards outstanding, June 30, 2010	**230**
Shares held by the compensation trust, December 31, 2009	**652**
Released on vesting	(126)
Transferred to advisor equity plan	(57)
Shares held by the compensation trust, March 31, 2010	**469**
Released on vesting	(1)
Transferred to advisor equity plan	(18)
Shares held by the compensation trust, June 30, 2010	**450**

[d] Basic and diluted earnings per share

The weighted average number of shares outstanding were as follows:

[in thousands]	**For the six months ended June 30, 2010**	**For the three months ended June 30, 2010**	For the six months ended June 30, 2009	For the three months ended June 30, 2009
Basic	**290,585**	**289,662**	292,818	292,452
Diluted	**290,940**	**289,888**	294,083	293,242

[e] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all the outstanding options as at July 31, 2010 were exercised and outstanding:

[in thousands]	$
Shares outstanding at July 31, 2010	287,894
DEU Awards outstanding	230
Options to purchase shares	6,766
	294,890

[f] Modification to employee incentive share option plan

Effective July 1, 2010 ["modification date"], CI revoked the employee's cash settlement alternative such that an employee will receive either shares or the cash proceeds from the sale of shares for the "in the money value of the option". As a result of this modification, all outstanding options granted prior to 2010 that were previously accounted for as a liability will be accounted for using the fair value method on the modification date. The equity-based compensation liability of $16,620 will be transferred to contributed surplus and an incremental compensation expense of approximately $400 will be recorded on the modification date and reflected in the Q3 financial statements.

6. FINANCIAL INSTRUMENTS

Financial instruments have been classified on a basis consistent with the presentation in the 2009 audited consolidated financial statements.

7. RISK MANAGEMENT

CI's financial instruments are exposed to the risks as disclosed in the 2009 audited consolidated financial statements. There has been no significant change to these risk factors during the six months ended June 30, 2010.

8. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

[in thousands of dollars, except per share amounts]

CI's capital is comprised of shareholders' equity, long-term debt [including current portion of long-term debt] and preferred shares issued by the subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Directors is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at June 30, 2010, CI met its capital requirements.

CI's capital consists of the following:

	As at June 30, 2010	As at December 31, 2009
	$	$
Shareholders' equity	**1,587,088**	1,610,935
Long-term debt	**667,729**	676,524
Preferred shares issued by subsidiary	**–**	20,662
Total capital	**2,254,817**	2,308,121

9. RELATED PARTY TRANSACTIONS

The Bank of Nova Scotia "Scotiabank" owns approximately 36.3% of the common shares of CI, and is therefore considered a related party. CI has entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions are in the normal course of operations and are recorded at the agreed upon exchange amounts. During the three and six months ended June 30, 2010, CI incurred charges for deferred sales commissions of $607 and $1,510, respectively [three and six months ended June 30, 2009 – $541 and $1,152, respectively] and trailer fees of $1,727 and $3,481, respectively [three and six months ended June 30, 2009 – $1,443 and $2,747, respectively] which were paid or payable to Scotiabank. The balance payable to Scotiabank as at June 30, 2010 of $550 [December 31, 2009 – $602] is included in accounts payable and accrued liabilities.

Scotiabank is the provider of and administrative agent for CI's revolving credit facility. As at June 30, 2010, CI had drawn long-term debt of $120,026 [December 31, 2009 – $129,025] in the form of bankers' acceptances. During the three and six months ended June 30, 2010, interest and stamping fees of $1,504 and $3,269, respectively [three and six months ended June 30, 2009 – $6,381 and $12,695, respectively] was recorded as interest expense.

During the three months ended June 30, 2009, interest of $77 [six months ended June 30, 2009 – $534] was recorded and included in other income in relation to a demand loan provided to one of CI's managed funds. The loan was fully repaid during 2009.

[in thousands of dollars, except per share amounts]

10. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United Financial Corporation ["United"] which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds. These two entities amalgamated on January 1, 2010 to continue as CI Investments.

The Asset Administration segment includes the operating results and financial position of Assante Wealth Management (Canada) Ltd. ["AWM"] and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three months ended June 30, 2010 is as follows:

	Asset Management $	Asset Administration $	Intersegment Eliminations $	Total $
Management fees	293,145	—	—	293,145
Administration fees	—	55,043	(22,681)	32,362
Other revenues	9,400	3,905	—	13,305
Total revenues from continuing operations	302,545	58,948	(22,681)	338,812
Selling, general and administrative	43,090	13,068	—	56,158
Trailer fees	89,468	—	(3,521)	85,947
Investment dealer fees	—	41,973	(18,218)	23,755
Amortization of deferred sales commissions and fund contracts	44,361	376	(977)	43,760
Other expenses	1,334	876	—	2,210
Total expenses from continuing operations	178,253	56,293	(22,716)	211,830
Income from continuing operations before income taxes and non-segmented items	124,292	2,655	35	126,982
Interest expense				(4,242)
Provision for income taxes				(33,745)
Net income from continuing operations				88,995

[in thousands of dollars, except per share amounts]

Segmented information for the three months ended June 30, 2009 is as follows:

	Asset Management	Asset Administration	Intersegment Eliminations	Total
	$	$	$	$
Management fees	251,031	—	—	251,031
Administration fees	—	46,868	(19,444)	27,424
Other revenues	7,400	6,061	—	13,461
Total revenues from continuing operations	258,431	52,929	(19,444)	291,916
Selling, general and administrative	59,088	12,550	—	71,638
Trailer fees	74,534	—	(3,025)	71,509
Investment dealer fees	—	36,216	(15,621)	20,595
Amortization of deferred sales commissions and fund contracts	41,152	376	(857)	40,671
Other expenses	1,931	1,128	—	3,059
Total expenses from continuing operations	176,705	50,270	(19,503)	207,472
Income from continuing operations before income taxes and non-segmented items	81,726	2,659	59	84,444
Interest expense				(6,403)
Provision for income taxes				(25,133)
Net income from continuing operations				52,908

[in thousands of dollars, except per share amounts]

Segmented information for the six months ended June 30, 2010 is as follows:

	Asset Management $	Asset Administration $	Intersegment Eliminations $	Total $
Management fees	581,616	—	—	581,616
Administration fees	—	115,254	(47,576)	67,678
Other revenues	17,799	7,726	—	25,525
Total revenues from continuing operations	599,415	122,980	(47,576)	674,819
Selling, general and administrative	97,894	26,210	—	124,104
Trailer fees	176,916	—	(7,029)	169,887
Investment dealer fees	—	87,748	(38,173)	49,575
Amortization of deferred sales commissions and fund contracts	88,062	752	(1,909)	86,905
Other expenses	3,879	2,324	—	6,203
Total expenses from continuing operations	366,751	117,034	(47,111)	436,674
Income (loss) from continuing operations before income taxes and non-segmented items	232,664	5,946	(465)	238,145
Interest expense				(8,588)
Provision for income taxes				(65,616)
Net income from continuing operations				163,941
Identifiable assets (*)	1,688,485	226,440	(14,918)	1,900,007
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,547,188	419,022	(14,918)	2,951,292

(*) Including assets held-for-sale

[in thousands of dollars, except per share amounts]

Segmented information for the six months ended June 30, 2009 is as follows:

	Asset Management $	Asset Administration $	Intersegment Eliminations $	Total $
Management fees	480,109	—	—	480,109
Administration fees	—	94,374	(40,303)	54,071
Other revenues	18,482	13,593	—	32,075
Total revenues from continuing operations	498,591	107,967	(40,303)	566,255
Selling, general and administrative	104,776	26,103	—	130,879
Trailer fees	143,171	—	(5,972)	137,199
Investment dealer fees	—	72,974	(32,328)	40,646
Amortization of deferred sales commissions and fund contracts	81,384	753	(1,668)	80,469
Other expenses	7,244	1,527	—	8,771
Total expenses from continuing operations	336,575	101,357	(39,968)	397,964
Income (loss) from continuing operations before income taxes and non-segmented items	162,016	6,610	(335)	168,291
Interest expense				(12,860)
Provision for income taxes				(41,424)
Net income from continuing operations				114,007
As at December 31, 2009				
Identifiable assets (*)	1,711,897	257,701	(14,452)	1,955,146
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,570,600	450,283	(14,452)	3,006,431

(*) Including assets held-for-sale

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current period.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On August 10, 2010, The Board of Directors declared monthly cash dividends of $0.065 per share payable on September 15, October 15 and November 15, 2010 to shareholders of record on August 31, September 30 and October 31, 2010, respectively.